FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  April, 2005

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: April 7, 2005	/s/ Douglas Perkins Name: Douglas Perkins Title: Chief Financial Officer

EXHIBIT INDEX

1	Notice of Annual and General Meeting of Shareholders

2	Form of Proxy

3	2004 Annual Report

EXHIBIT 1

OREZONE RESOURCES INC.

NOTICE OF ANNUAL AND GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual and general meeting (the “Meeting”) of the shareholders of Orezone Resources Inc. (the “Corporation”) will be held at The Ontario Club, Commerce Court South, 5TH Floor, 30 Wellington Street West, Toronto, Ontario on Thursday, May 11, 2005, at 4:00 pm (Toronto time) for the following purposes:

(1)	to receive the financial statements of the Corporation for the fiscal year ended December 31, 2004, together with the auditors’ report thereon;

(2)	to elect directors of the Corporation;

(3)	to appoint auditors for the fiscal year ending December 31, 2005 and to authorize the directors to fix the auditors’ remuneration;

(4)	to transact such further or other business as may properly come before the Meeting or any adjournments or postponements thereof.

Accompanying this Notice of Meeting are a copy of the Management Information Circular, a form of proxy and copies of the Annual Report of the Corporation, the financial statements of Corporation and Management’s Discussion and Analysis thereon, all for the financial year ended December 31, 2004. The holders of common shares of the Corporation of record at the close of business on March 24, 2005 are entitled to receive notice of the Meeting.

Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the enclosed form of proxy to the Corporation’s transfer agent, Computershare Trust Company of Canada , Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M7Y 3J1 in the envelope provided for that purpose not later than 5:00 p.m. (Toronto time) on Tuesday, May 9, 2005 or, if the meeting is adjourned or postponed, no later than 5:00 p.m. (Toronto time) two business days preceding the date to which the Meeting is adjourned or postponed.

In order to be represented by proxy, you must complete and submit the enclosed Form of Proxy or other appropriate form of proxy.

DATED at Ottawa, Ontario the 24th day of March, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF OREZONE RESOURCES INC.

______________________________

Ronald N. Little, President

OREZONE RESOURCES INC.
(the “Corporation”)

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of the Corporation for use at the Annual Meeting of Shareholders of the Corporation (the “Meeting”) to be held at The Ontario Club, Commerce Court South, 5TH Floor, 30 Wellington Street West, Toronto, Ontario on Thursday, May 11, 2005, at 4:00 p.m. (Toronto time) and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment(s) or postponement(s) thereof. The solicitation of proxies is expected to be primarily by mail, but may be supplemented by telephone or other personal contact by directors of the Corporation. The cost of solicitation of proxies will be borne directly by the Corporation.

APPOINTMENT OF PROXIES

If your intention is not to be present in person at the Meeting, you are asked to complete and return the enclosed form of proxy. The form of proxy must be dated and executed by a registered shareholder or the attorney of such shareholder, duly authorized in writing, and deposited with Computershare Investor Services Inc, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 no later than 5:00 p.m. (Toronto time) two business days prior to the Meeting or, if the Meeting is adjourned or postponed, no later than 5:00 p.m. (Toronto time) two business days preceding the date to which the Meeting is adjourned or postponed, or to the Secretary of the Corporation or Chairman of the Meeting at the time and place of the Meeting.

The persons designated in the form of proxy are directors of the Corporation. Each shareholder has the right to appoint a person to represent such shareholder at the Meeting, other than the persons designated in the form of proxy. A registered shareholder desiring to appoint some other person to represent such shareholder at the Meeting may do so by striking out the names of the persons designated and by inserting such other person’s name in the blank space provided in the form of proxy or by submitting another appropriate form of proxy. A person acting as proxy need not be a shareholder of the Corporation.

REVOCATION OF PROXIES

A registered shareholder giving a proxy has the power to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by such proxy and may do so either: (i) by delivering another properly executed proxy bearing a later date to Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 no later than 5:00 p.m. (Toronto time) on the last business day prior to the Meeting or, if the Meeting is adjourned or postponed, no later than 5:00 p.m. (Toronto time) on the last business day preceding the date to which the Meeting is adjourned or postponed, or to the Secretary of the Corporation or Chairman of the Meeting at the time and place of the Meeting; or (ii) by depositing, either with Computershare Investor Services Inc. at the above mentioned address prior to the day of the Meeting or any adjournments or postponements thereof, or with the Secretary of the Corporation or Chairman of the Meeting at the time and place of the Meeting, or any adjournments or postponements thereof, an instrument in writing revoking the proxy and executed by the registered shareholder or by his attorney duly authorized in writing. If the registered shareholder is a corporation, the instrument must be executed by a duly authorized officer under its corporate seal or accompanied by a corporate resolution authorizing the signature.

VOTING OF SHARES REPRESENTED BY PROXIES

If the enclosed form of proxy is properly completed and submitted in favour of the persons designated in the printed portion thereof, the shares represented by such form of proxy will be voted on any ballot that may be called for and where the person whose proxy is solicited specifies a choice with respect to any matter identified therein, the shares shall be voted in accordance with the specification so made. Where shareholders have not specified in the form of proxy the manner in which the designated proxy holders are required to vote the shares represented thereby as to any matter to be voted on, such shares will be voted on any ballot that may be called for in favour of such matter.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to matters other than those identified in the Notice of Meeting, which may properly come before the Meeting. As of the date hereof, the management of the Corporation is not aware that any such amendments, variations, or other matters are to be presented for action at the Meeting. If any matters which are not now known to the management of the Corporation should properly come before the Meeting, then on any ballot that may be called for, the persons appointed as proxy will vote on such matters in a manner as such persons consider to be proper.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders who do not hold their shares in their own name. Only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in your account statement provided by your broker, then in almost all cases those shares will not be registered in your name on the records of the Corporation. Such shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms. Shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.

Applicable regulations require your broker to seek voting instructions from you in advance of the Meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the Meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to the Independent Investor Communications Corporation. The Independent Investor Communications Corporation mails a scannable Voting Instruction Form in lieu of the form of proxy. You are asked to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively, you can call their toll-free telephone number to vote your shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the Meeting. If you receive a Voting Instructions Form from Independent Investor Communications Corporation it cannot be used as a proxy to vote the Corporation’s shares directly at the Meeting as the proxy must be returned to Independent Investor Communications Corporation well in advance of the Meeting in order to have the shares voted.

If you receive either a proxy or a voting instruction form and wish to attend and vote at the Meeting in person (or have another person attend and vote on your behalf), you should strike out the names of the persons named in the proxy and insert yours (or such other person’s name) in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, please carefully follow the instructions of your broker, nominee or other service company.

RECORD DATE

The Corporation has set March 24th, 2005 as the record date for the Meeting. Only shareholders of record as at that date are entitled to receive notice of the Meeting. Nevertheless, failure to receive the notice does not revoke the shareholder’s right to vote at the Meeting.

AUTHORIZED CAPITAL, VOTING SHARES AND PRINCIPAL HOLDERS

The authorized capital of the Corporation consists of an unlimited number of common shares (the “Shares”), of which 111,942,191 Shares are issued and outstanding as at the date hereof. Each issued and outstanding Share is entitled to one vote. Only persons who are shareholders of record at 5:00 p.m. (Toronto time) on March 24th, 2005, will be entitled to attend and vote at the Meeting, in person or by proxy, except to the extent that any shareholder transfers any of his or her shares prior to the Meeting. In such case, a transferee of shares shall be entitled to vote at the Meeting if he or she produces properly endorsed certificates for such shares or otherwise establishes that he or she owns the shares and has demanded not later than 10 days before the Meeting that his or her name be included on the list of shareholders entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, no persons or companies beneficially own, directly or indirectly or exercise control or direction over Shares carrying more than 10% of the voting rights attached to all outstanding Shares.

ANNUAL MEETING MATTERS

Election of the Directors

The Board of Directors of the Corporation is comprised of five members. The persons designated in the enclosed form of proxy intend to vote for the election, as directors of the Corporation, the nominees whose names are set forth below. Management does not contemplate that any nominee will be unable or unwilling to serve as a director, but if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting or until a successor is duly elected or appointed, unless his office is earlier vacated in accordance with the By-laws of the Corporation.

The following table sets forth the names of the nominees, their respective principal occupation, the date they became a director and the number of shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at the date hereof.

Name, Office Held and Residence	Director Since	Shares Over Which Control is Exercised	Principal Occupation

Ronald Little	03-02-95	1,639,524	President and Chief Executive
President and Director			Officer of the Corporation,
Ottawa, Ontario

David Netherway *+	07-18-02	10,000	President and Chief Executive
Director			Officer of Afcan Mining Corp.
Middlesex, United Kingdom

Bob Mason	05-05-97	79,500	President of Mason Exploration
Director			Associates Ltd.
Kingston, Ontario

Michael Halvorson *+	06-05-03	927,705	President of Halcorp Capital
Director			Ltd.
Edmonton, Alberta

Peter Allen *+	05-07-04	Nil	President of Mercator
Director			Investments Limited
Toronto, Ontario

*	Members of the Audit Committee.
+	Members of the Human Resources and Governance Committee (Compensation Committee).

Ronald Little is a professional engineer. He has been President and a Director of the Corporation since 1995. Formerly, he acted as Vice-President — Operations of the Corporation. Mr. Little has more than fifteen years of experience, at senior levels, in mining exploration, mine development and mine operations. Most of his experience was gained with major Canadian mining companies and included several international projects.

David Netherway is a Mining Engineer with nearly 30 years of experience, 15 of which were spent in West Africa, mainly Guinea and Ghana. He has been associated with Golden Shamrock Mines Ltd., Ashanti Gold Fields Limited, Nevsun Resources Ltd. and Semafo Inc. and is currently the President and Chief Executive Officer of Afcan Mining Corp.

Bob Mason is President of Mason Exploration Associates Ltd. and a Director of Amazonia Mineracao Ltd., a private Brazilian mining and exploration company. He has over 40 years experience, mainly in Africa and the Americas, in geology and mineral exploration. He was Exploration Manager for JCI Limited in South Africa, prior to founding the Mineral Exploration MSc Program and holding the first Chair of Exploration Geology at Rhodes University in South Africa from 1978 to 1982. He was appointed as Director of the Mineral Exploration program at Queens University in Kingston, Ontario from 1983 to 1996, and has acted as a consultant to numerous international mining and exploration companies and government agencies.

Michael Halvorson is President of Halcorp Capital Ltd., a private investment corporation. He has an extensive background in financing natural resource exploration companies and over 35 years experience in capital markets. He is a director of several other public companies including Gentry Resources Ltd., Strathmore Minerals Corp., Spectrum Gold Inc., Viceroy Exploration Ltd., Majescor Resources Ltd., Esperanza Silver Corporation and Canadian Gold Hunter Corp.

Peter Allen is President of Mercator Investments Limited, a venture capital company with investments primarily in the resource and advanced technology fields. Until 1994, Mr. Allen was President and Chief Executive Officer of Lac Minerals, Ltd., the third largest gold producer in North America. He transformed Lac Minerals from a small mining company into a major mining and trading business. Mr. Allen has significant experience in the financial and commodities industries. Mr. Allen received his B.A.Sc. (Civil) from the University of Toronto in 1962.

Appointment of Auditors

Management of the Corporation proposes that PricewaterhouseCoopers LLP, Chartered Accountants, be appointed as auditors of the Corporation until the close of the next annual meeting of shareholders, and that the directors be authorized to fix their remuneration. PricewaterhouseCoopers LLP were initially appointed auditors of the Corporation at the Annual and Special Meeting of Shareholders held on June 17, 2004. Unless such authority is withheld, the persons named in the accompanying proxy will vote FOR the reappointment of Pricewaterhouse Coopers LLP, Chartered Accountants, as auditors of the Corporation, and to authorize the directors to fix their remuneration.

STATEMENT OF EXECUTIVE COMPENSATION
Summary Compensation Table

The following table sets forth information concerning the annual and long-term compensation earned during the last three financial years in respect of the individuals who were, at December 31, 2004, the President and Chief Executive Officer and the Chief Financial Officer and the next three executive officers of the Corporation who earned in excess of $150,000 (the “Named Executive Officers”).

	Annual Compensation					Long-Term Compensation

						Securities Awarded

Name/Principal Position	Year	Salary ($)		Bonus ($)	Other Annual Compensation ($)	Options Granted (#)	Restricted Shares Awarded ($)	LTIP Payouts ($)	All Other Compensation ($)

Ronald Little	2004	165,000		35,000	--	--	--	--	--
President and CEO	2003	162,450		--	--	1,000,000	--	--	--
	2002	109,600	*	--	--	400,000	--	--	--

Douglas Perkins	2004	110,500		30,000	40,182	150,000	--	--	--
Chief Financial	2003	113,200		--	--	225,000	--	--	--
Officer

*  The salary was accrued to the Corporation but not paid out in full until 2003. $50,000 was paid in 2002 and the remainder was paid in 2003.

Option Grants During The Most Recently Completed Financial Year

Name (a)	Securities Under Options Granted (#) (b)	% of Total Options Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options on the Date of Grant ($/Security) (e)	Expiration Date (f)

Douglas Perkins	150,000	19%	1.20	1.20	Jan. 6, 2014
Chief Financial
Officer

Aggregated Options Exercised in the most recent
Financial Year and Financial Year-End Option Values

The following table summarizes the value of the unexercised options held by the Named Executive Officers of the Corporation. The value of the unexercised in-the-money options at the fiscal year end is the difference between the exercise or base price of the options and the fair market value of the underlying shares on December 31, 2004 which was $1.50 per common share. These options have not been, and may not be, exercised and actual gains, if any, on exercise will depend on the value of the underlying shares on the date of exercise.

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized	Unexercised Options at Financial Year End (#) Exercisable Unexercisable	Value of Unexercised In-the-Money Optiosn at the Financial Year End(1)($) Exercisable Unexercisable

Ronald N. Little	Nil	Nil	1,925,000 / Nil	$2,187,000 / Nil
President and CEO
Ottawa, Ontario

Douglas Perkins	50,000	$40,182	325,000/Nil	$120,000/Nil
Chief Financial Officer

(1)	Value of unexercised in-the-money options was calculated using the closing price of the Shares on The Toronto Stock Exchange on December 31, 2004, less the exercise price of in-the-money stock options.

Executive Contracts

The Corporation has no employment contracts in place with the Named Executive Officers. The Corporation is considering such agreements and is in discussions with the Named Executive Officers regarding employment agreements.

Composition of the Compensation Committee

The Corporation's executive compensation program and stock options are administered by the Human Resources and Corporate Governance Committee, made up of non-management members of the Board of Directors. The members of the Human Resources and Corporate Governance Committee are Mr. Mason and Mr. Halvorson.

Report on Executive Compensation

The Human Resources and Corporate Governance Committee reviews the Corporation’s executive compensation and stock option policies and the compensation paid to the Chief Executive Officer and other officers of the Corporation. The Committee reports to the board of directors in its entirety for final approval. The Committee also reviews the design and competitiveness of the Corporation’s compensation, stock option and benefit programs generally.

The compensation of executive officers is composed primarily of two elements: a base salary and the allocation of incentive stock options. The Human Resources and Corporate Governance Committee establishes the levels of remuneration. The committee takes into consideration, level of expertise, length of service to the Corporation, responsibilities, individuals’ performance and comparable salaries paid for similar executive positions of other companies of comparable size.

Shareholder Return Performance Graph

The Chart below compares the total cumulative shareholder return on $100 invested in the Shares with the total cumulative return on $100 invested in the TSX Composite Index over the last five calendar years.

Compensation of Directors

The directors of the Corporation received no cash remuneration for services rendered in such capacity. They do not receive a fee for board or committee meetings attended. However they do receive travel and accommodation expenses. The directors are also entitled to participate in the Corporation’s stock option plan.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No director, executive officer or senior officer of the Corporation, or any associates of such persons, are indebted to the Corporation and no indebtedness of such persons is the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by the Corporation.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Corporation has a stock option plan (the “Plan”) under which options have been granted and have not yet been exercised. The Plan was created for the benefit of the directors, officers and employees of the Corporation as well as persons providing ongoing services to the Corporation (the “Admissible Persons”). The objective of the Plan is to create an incentive for Admissible Persons, by offering them the possibility of acquiring participation in the Corporation through the purchase of Shares of the Corporation under the Plans.

The exercise price, terms, and conditions of the options are established by the directors in accordance with the policies of the regulatory authorities having jurisdiction over the securities of the Corporation.

The following table indicates for each Plan the date it was adopted by the Board of Directors of the Corporation, the date it was approved by the shareholders of the Corporation and the maximum number of shares which may be issued thereunder.

Plan	Date adopted by Board of Directors	Date approved by shareholders	Number of shares to be issued under the Plan

The Plan	September 29, 1997	November 21, 1997	10,200,000
	amended on September 30, 1998,	amended on November 17, 1998;
	May 8th, 2000; May 11, 2002	June 29, 2000; June 27, 2001;
	and March 8, 2004.	June 27, 2002; June 5, 2003;
and June 17, 2004.

The Plan provides that the exercise price of the options granted is determined by the Board of Directors, but cannot, however, be lower than the market price, under the rules of the regulatory authorities having jurisdiction over the securities of the Corporation. The following table indicates the number of outstanding or available options under the Plan together with the exercise price at which they may be exercised. The total number of Shares issuable as a result of options granted under the Plan is 6,127,450 and the weighted average exercise price is CAD $0.57.

Plan	Number of options outstanding/Available	Exercise price of outstanding options

The Plan	520,000	$0.30
	100,000	$0.21
	440,000	$0.50
	121,450	$0.35
	190,000	$0.20
	875,000	$0.31
	1,525,000	$0.30
	670,000	$0.50
	61,000	$0.63
	50,000	$1.21
	75,000	$1.41
	1,125,000	$1.20
	300,000	$1.00
	75,000	$1.16

1,575,000 options were granted to officers, directors, employees and consultants of the Corporation during the financial year ended December 31, 2004 under terms and conditions of the Plan. On December 31, 2004 there were 1,541,000 options approved by shareholders, but not granted.

MANAGEMENT CONTRACTS

The Corporation does not have any management contracts with its officers and directors. However, the Corporation’s Human Resources and Corporate Governance Committee is reviewing this situation and it is intended to put senior management contracts in place during 2005.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange, on which the Shares are listed, has adopted guidelines regarding the disclosure by listed corporations of their approach to corporate governance (the “Guidelines”).

The Guidelines provide that some of the recommendations that are made may be overly expensive and thus inappropriate for smaller corporations. The Board of Directors of the Corporation has considered the Guidelines, received comments from the Corporation’s solicitors and implemented some of the recommendations and rejected those which were felt to be overly expensive and inappropriate for the size of the Corporation.

The Board of Directors of the Corporation adopted Corporate Governance Practices. The practices so adopted by the Corporation are set forth in Schedule A hereof.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS
AND MATTERS TO BE ACTED UPON

Except as indicated under the heading “Summary Compensation Table”, no insider of the Corporation is or has been involved, directly or indirectly, in material transactions during the financial year ended December 31, 2004, or in any contemplated transaction that had or could have a material effect on the Corporation.

PROPOSAL BY SHAREHOLDERS

Pursuant to the Canada Business Corporations Act, resolutions intended to be presented by shareholders for action at the 2006 Annual Meeting must comply with the provisions of the Act and be deposited at the Corporation’s head office not later than December 31, 2005 in order to be included in the Management Information Circular relating to such Annual Meeting.

APPROVAL OF CIRCULAR

The Board of Directors of the Corporation has approved the contents of the Management Information Circular and its sending to the shareholders.

Ottawa, Ontario, March 24, 2005

OREZONE RESOURCES INC. Per Ronald N. Little, President

SCHEDULE A

CORPORATE GOVERNANCE

TXC GUIDELINES	COMPLIANCE*	COMMENTS

1. Board should explicitly assume responsibility for stewardship of the Corporation, and as part of the overall stewardship responsibility, should assume responsibility for:	[Yes/No/Partly]

(a) Adoption of a strategic planning process and approval of a strategic plan which takes into account, among other things, the opportunities and risks of the business	Yes	The Chief Executive Officer of the
Corporation annually presents to the Board
the Corporation’s business plan for the
Board’s assessment and review. The
implementation of the business plan is
periodically reviewed and monitored by the
Board during the year.

(b) Identification of principal business risks, and implementing risk management systems	Yes	The business plan presented annually by the
Chief Executive Officer takes into account
the recommendations of the Audit Committee in
respect of the proposed strategies and
systems for managing such risks.

(c) Succession planning, including appointing, training and monitoring senior management	Yes	The Human Resources and Corporate Governance
Committee (the “HRCG Committee”) reviews from
time to time organizational matters such as
succession planning. Given management’s young
age, succession planning is not seen at the
present time as critical by the Board and the
HRCG Committee.

(d) Communications policy	Yes	The Board has implemented a communications policy pursuant to which every written communication issued and initiated are reviewed by internal and external consultants.

(e) Integrity of internal control and management information systems	Yes	Internal control is monitored by the Audit
Committee and the non-executive directors and
through the Corporation’s joint venture
partners. All items are reported to the
Audit Committee and then through to the Board.

2. Unrelated Directors:

(a) Majority of directors should be unrelated	Yes	The Corporation also considers that the size of its Board allows it to operate in an efficient manner given, among other things, the size of the enterprise.

TXC GUIDELINES	COMPLIANCE*	COMMENTS

(b) If the Corporation has a
          significant shareholder, the
          Board should also include a
          number of directors who do not
          have interests in or a
          relationship with either the
          Corporation or the significant
          shareholder and which fairly
          reflects the investment in the
          Corporation by shareholders other
          than the significant shareholder
Yes	The Corporation does not have a significant shareholder.

3. Disclosure of the Board’s analysis respecting the Board’s determination as to whether individual directors are “related” or “unrelated”	Yes	The Board has determined that there are no directors who by virtue of their shareholdings in the Corporation are “related” directors.

4.The Board should appoint a
    committee composed exclusively of
    outside directors, the majority
    of whom are “unrelated”, with the
    responsibility for proposing to
    the Board new nominees to the
    Board and for assessing directors
on an ongoing basis.	Yes	Management has responsibility for determining those persons to be proposed for nomination for election as directors, which proposed nominations are reviewed and approved by the HRCG Committee. All of the members of the HRCG Committee are "unrelated" directors or unrelated members of the Advisory committees.

5. The Board should implement a process for assessing the effectiveness of the Board as a whole, its Committees and individual directors	Yes	Management and Board members review each others performance on an ongoing basis. The Corporation has a small board and management.

6.The Corporation should provide orientation and education programs for new directors	Yes	Reports and other documentation relating to
the Corporation’s business and affairs are
provided to new directors. Board meetings and
site visits are held at the Corporation’s
main projects to give the directors
additional insight into the Corporation’s
business and operations.

7. The Board should examine its size and, undertake, where appropriate, a program to establish a board size which facilitates effective decision-making	Yes	The Board believes that the current size of
the Board, i.e. five directors, is efficient
and effective. Once the Corporation makes a
production decision on one if its properties,
the Board expects to expand to seven
directors.

8.The Board should review compensation of directors in light of risks and responsibilities involved in being a director of the Corporation	Yes	The HRCG Committee reviews and recommends to the Board for approval the remuneration of directors and officers

9. Compensation of Committees:

TXC GUIDELINES	COMPLIANCE*	COMMENTS

(a) Subject to 13, below, committees should generally be composed of outside directors	Yes	The Audit Committee is composed of
non-management directors. The HRCG Committee
is composed of a majority of non-management
directors. The compensation committee doubles
as the HRCG committee due to the size of the
Corporation.

(b) Majority of committee members should be “unrelated”	Yes	The HRCG Committee is composed of a majority of non-management directors

10. The Board should assume responsibility for developing the Corporation's approach to corporate governance issues	Yes	The Board is responsible for the Board’s approach to corporate governance issues. However, the HRCG Committee reviews, makes recommendations and reports to the Board on governance issues.

11. The Board should, together with
      the CEO, develop position
      description for the Board and the
      CEO, and define limits to
      Management’s responsibilities and
      corporate objectives for the CEO
      and assess the CEO against these
objectives	No	To allow the Board to operate in an efficient
and flexible manner, the Corporation has not
felt, up to the present time, that it was
necessary to define position descriptions for
the Board. Each board member has his own
strength and due to the size of the
Corporation, no further definition is
required.

12. The Board should implement structures and procedures which ensure the Board functions independently of Management	No	The Board has not deemed appropriate, up to
the present time, to hold meetings in the
absence of “related” directors. However, such
a procedure, while unusual, could be used if
the “unrelated” directors expressed their
wish to do so. At the present time, the Board
has not requested the assistance of an
outside adviser. Given the various approval
levels involved in order to authorize any
major commitment, the Corporation has
established appropriate structures and
methods to ensure that the Board can function
independently of Management.

13. Audit Committee:

(a) Should be composed only of unrelated directors	Yes	The Audit Committee is composed only of non-management directors. None of the members receive any compensation from the Corporation.

(b) All members should be financially literate	Yes	All members are familiar with financial statements, particularly for small cap resource companies.

(c) At least one member should have accounting or related financial experience	Yes	Mr. Halvorson has a financial background and has been in the brokerage business for over 20 years.

TXC GUIDELINES	COMPLIANCE*	COMMENTS

(d) The committees charter should set out its roles and responsibilities should be specifically defined so as to provide appropriate guidance to its members as to their duties	Partly	The members of the committee are aware of
their responsibilities and are reminded by
the external auditor of the Corporation.
Nothing more specific is defined as this time
due to the size of the Corporation.

(e) Should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate	Yes	The members have complete access to the external auditor.

(f) Its duties should include oversight responsibilities for management reporting on internal control.	Yes	The members recommend to the Board and to management requirements for reporting and internal control.

14. Board should implement a system to enable individual directors to engage outside advisers, at Corporation's expense, subject to the approval of any appropriate committee.	Yes	Individual directors can engage an outside
advisor at the expense of the Corporation in
appropriate circumstances. The engagement of
the outside advisor is subject to the
approval of an appropriate committee of the
Board.

*	“Yes” indicates that the Corporation is generally aligned with the understood intent of the TSX Guideline.

“Partly” indicates that the Corporation is partially aligned with the understood intent of the TSX Guideline.

“No” indicates that the Corporation is not generally aligned with the understood intent of the TSX Guideline.

NOTE A:	Under the TSX Guidelines, an “unrelated director” is a director who is independent of management and is free from any interest in any business or other relationship which could, or could reasonably be conceived to, materially interfere with the director’s ability to act in the view of the best interests of the Corporation, other than interests and relationship arising from shareholding.

NOTE B:	The TSX Guidelines define “significant shareholder” as a shareholder with the ability to exercise a majority of the votes for the election of directors attached to the outstanding shares of the Corporation. No shareholder exercises a majority of votes for the election of directors.

EXHIBIT 2

Proxy

ANNUAL AND GENERAL MEETING OF SHAREHOLDERS OF
OREZONE RESOURCES INC. (the “Corporation”)
TO BE HELD AT THE ONTARIO CLUB, COMMERCE COURT SOUTH, 5TH FLOOR, 30 WELLINGTON STREET WEST, TORONTO, ONTARIO
ON WEDNESDAY, MAY 11, 2005, AT 4 P.M. (EST) (the “Meeting”).

The undersigned registered shareholder (“Registered Shareholder”) of the Corporation hereby appoints Ronald Little, the President and Chief Executive Officer of the Corporation, or INSTEAD OF HIM ___________________________________________ as proxyholder for and on behalf of the Registered Shareholder with full power of substitution, to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Corporation and at every adjournment or postponement thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation registered in the name of the Registered Shareholder as specified herein. Resolutions (For full detail of each item, please see the enclosed Notice of Annual Meeting and Information Circular )

1. To elect as director, RONALD LITTLE

2. To elect as director, MICHAEL
HALVORSON

3. To elect as director, ROBERT MASON

4. To elect as director, DAVID NETHERWAY

5. To elect as director PETER ALLEN

6. To appoint PriceWaterhouseCoopers,
Chartered Accountants as auditors of the
Corporation for the ensuing fiscal year
ending December 31, 2005 and to
authorize the directors to fix the
auditors' remuneration.
FOR _________ _________ _________ _________ _________ _________	WITHHOLD _________ _________ _________ _________ _________ _________	The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

SIGN HERE: __________________________

Please Print Name: __________________________

Date: __________________________

Number of Shares
Represented by Proxy: __________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.
SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Corporation.

2.	This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.	If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy with the date which is seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person may simply attend the Meeting in person and register with the scrutineers before the Meeting begins.

5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions may do the following:

(a)	appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is, or both choices are, specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)	appoint another proxyholder, who need not be a Registered Shareholder of the Corporation, to attend and vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person the Registered Shareholder wishes to represent the Registered Shareholder at the Meeting in the space provided for an alternate proxyholder. If no choice is, or both choices are, specified, the proxyholder appointed by the Registered Shareholder has discretionary authority to vote as the proxyholder sees fit.

6.	The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior Instrument of Proxy.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof. The mailing address is:
Computershare Trust Company of Canada
Proxy Dept. P.O. Box 18210
Stn BRMB
Toronto Ontario M7Y 3J1
Fax: Within North American: 1-866-249-7775 Outside North America: (416) 263-9524

EXHIBIT 3

OREZONE
Explore. Discover. Produce.

2004 Annual Report

Mission Statement

Orezone's mission is to create wealth by discovering and developing the earth's resources in an efficient and responsible manner.

Corporate Profile

share price
2003
2004

Stock symbol:	**OZN**
Stock exchanges:	**TSX, Amex**
2004 High/Low:	**US $1.40/0.60**
Shares outstanding:	**111.9 million**
Working capital:	**$8.8 million**
Long term debt:	**nil**

Orezone Resources Inc. (OZN: TSX, Amex) is an emerging gold producer that owns Essakan, the largest gold deposit in Burkina Faso, as well as a number of other advanced stage projects in West Africa. Burkina Faso is a relatively unexplored part of one of the world's fastest growing gold producing regions and is a politically stable democracy with no civil or ethnic unrest.

Measured and indicated resources at Essakan total 2.4 million ounces of gold and an additional 300,000 ounces are in the inferred category. Orezone's attributable gold resources total 1.2 million ounces in the indicated category and 1.9 million ounces in the inferred category. Recent exploration successes at Essakan as well as Orezone's other projects in Burkina Faso including Bondi and Sega, provide the opportunity to significantly increase these resources.

Orezone is a Canadian company based in Ottawa, Canada and is lead by an experienced management team and strong Board of Directors that intend to successfully lead the Company through the transition from exploration to production within the next three years.

www.orezone.com

*All figures in this report are in US dollars unless otherwise stated.

"I am very pleased to report that 2004 marks the third consecutive year that Orezone has made substantial progress toward the goal of establishing itself as a new, mid tier gold producing company. "

02

2004 Orezone Resources Inc. Annual Report

To The Shareholders

I am very pleased to report that 2004 marks the third consecutive year that Orezone has made substantial progress toward the goal of establishing itself as a new, mid tier gold producing company. The success that Orezone achieved in 2004 was reflected in the Company's share price which performed strongly during the year and has continued to rise in the first part of 2005. This performance occurred during a period when the share prices of many exploration and mining companies lost their momentum even though the price of gold increased during the year and remained at attractive levels for mine development and operation. Orezone was able to substantially outperform its peer group by continuing to increase the size of the Company's gold resource base, by moving its ounces closer to production and by generating highly prospective grass roots exploration targets.

Orezone now has the most impressive pipeline of projects in its history, stretching from the grass roots stage through advanced exploration to pre-feasibility and feasibility. Our objectives for 2005 are to continue growing the resource base at the Company's flagship Essakan project and to commence a feasibility study with the objective of making a production decision in June, 2006. The Bondi and Sega projects will be further advanced toward the feasibility stage and promising new discoveries at Fala, Gossey and Sokadie (on the Essakan Project) will be followed up. New grassroots exploration targets will be developed and drilled in Burkina Faso as well as neighbouring Mali and Niger.

2004 Orezone Resources Inc. Annual Report 03

Essakan Development Accelerated

In 2004 a major change took place in the exploration and development strategy for the Essakan Project when joint venture partner, Gold Fields Limited, agreed to switch its focus from exploring regional targets to concentrating on the Essakan Main Zone ("EMZ").

This spectacular 40 ounce gold nugget was found by an artisanal miner at a depth of 18 meters in the Essakan Main Zone.

While the Essakan property hosts a number of very large gold in soil anomalies, adequately exploring all of them is a longer term project. The EMZ on the other hand, which has traditionally been thought of as a well defined two million ounce, lowish grade deposit, has not been adequately drilled and there is ample evidence to suggest both higher grades and significantly greater tonnages. On this basis, the decision was made to carry out an intensive drilling program on the EMZ with the objective of defining an economic resource that can be developed as a stand alone mine in the near term. There currently are five RC rigs and one core rig drilling at Essakan making it one of the most active exploration sites in West Africa. The goal is to prove that Essakan is a world class deposit in its own right and to elevate Burkina Faso to the forefront of gold exploration in West Africa.

A major portion of this drilling was designed to test the theory that higher grade mineralization within the core of the EMZ plunges to the north down the east dipping limb of an anticline rather than following the northwest surface trend of the anticline as defined by artisanal workings and where historical drilling had taken place. In May, 2004 Orezone and Gold Fields announced initial results from 25 reverse circulation ("RC") holes which targeted this extension and they were highly encouraging. Hole ERC699 intersected 23.1 g/t of gold over 36 meters and stopped in mineralization. Hole ERC696, which was well mineralized over 80 meters, contained intersections with gold grades of 11.7 g/t over 18 meters, 3.6 g/t over 18 meters and 3.9 g/t over 10 meters before halting in mineralization. Drilling not only confirmed the existence of high grade plunging shoots on the eastern limb but lead to an improved understanding of their orientation and geometry. This enabled the existing resource to be remodelled and recalculated. In August, 2004 Orezone and Gold Fields announced that indicated resources had increased over 40 per cent to 2.35 million ounces (49 million tonnes grading 1.49 grams of gold per tonne) and that inferred resources amounted to an additional 300,000 ounces (5.7 million tonnes grading 1.7 grams of gold per ton) based on a 0.50 gram per tonne cut off grade. The very positive results from the last six months of drilling are not yet included in these calculations.

The new drilling results and increased resources provided the joint venture partners with the impetus to launch a $5.2 million exploration program to further expand resources and to increase the percentage of resources in the measured and indicated categories. Based on continued strong drilling results the budget was subsequently increased by another $1.4 million, to $6.6 million, in January, 2005. Gold Fields has now made Essakan its top priority exploration and development project worldwide and development will be accelerated with the objective of updating resources by June, 2005, commencing a feasibility study by September, 2005 and making a production decision by June, 2006.

04

2004 Orezone Resources Inc. Annual Report

A Gold Fields development team recently visited the property to initiate work on a number of the elements required for a feasibility study including baseline environmental studies, metallurgical testing and resource modelling. Initial metallurgical testing by SGS Lakefield in South Africa to investigate how near surface oxide material and deeper sulphide material (below 75 meters depth) would react to standard gravity recovery and cyanide leaching was very encouraging. Average gold recoveries exceeded 95 per cent for both the oxide and sulphide material with more than 50 per cent of the gold reporting to the gravity circuit and the remaining gold leaching well within a 24 hour period. There was no evidence of any preg-robbing material that would increase leaching times and costs.

Gold Fields will have spent the $8 million required to earn a 50 per cent interest in the Essakan property by July, 2005. Gold Fields can increase its interest to 60 per cent by financing and completing a bankable feasibility study which is currently expected by June, 2006.

Another objective of the current drill campaign is to better define the limits of the deposit which was previously thought to be closed off but in fact is still open in all directions. While drilling has already confirmed that higher grade shoots extend down the eastern limb of the anticline, the Company has also been successful in extending the deposit along strike and has identified new zones of mineralization in the footwall below the EMZ. Drilling has intersected mineralization on multiple sections in the footwall which could represent one or more zones that occur near surface and parallel the EMZ down dip. Results include 16.1 g/t over 23.5 meters, 6.6 g/t over 16.5 meters and 14.4 g/t over 7.5 meters. While further drilling and modeling of the results is required, this is a very exciting development as the existence of these zones could have significant implications for the grade and size of the deposit.

The Essakan property is situated in a sedimentary basin that is characterized by extensive artisanal mining and large gold in soil anomalies. Orezone is still at a relatively early stage with respect to investigating these regional targets. These targets provide a significant number of very attractive opportunities to discover both large scale stand-alone deposits similar to the EMZ, or satellite deposits that could be mined and processed through a central milling facility located at the EMZ. While the Company's current focus is on defining a stand alone operation based on the EMZ, drilling will be carried out on the other targets as drill rigs and personnel become available.

The most advanced regional prospect is Falagountou, located only six kilometres east of the EMZ. A zone of mineralization which currently measures approximately 250 meters by 500 meters and ranges from five to 35 meters in thickness has been outlined around and beneath extensive artisanal workings. It forms a domal structure and remains open to the east, west and south. Two parallel zones with similar geophysical signatures have also yet to be tested. Drilling at the Gossey prospect, 10 kilometres north west of the EMZ and the Soka Prospect, 12 kilometres south of the EMZ, have identified wide, low grade zones of mineralization that could potentially be sources of heap leach material for a central Essakan processing facility. None of these zones are included in the current resource calculations.

Work carried out by Orezone has indicated that many of the large gold in soil anomalies and artisanal workings on the Essakan property extend across the border into neighbouring Niger. Accordingly, the Company has acquired the 2,000 km^2 Kossa exploration permit in Niger which covers the eastern half of the same sedimentary basin that hosts the Essakan deposit. The Kossa permit is 100 per cent owned by Orezone and not subject to the Gold Fields joint venture. Orezone now controls an entire 4,000 km^2 sedimentary basin that has the potential to host other large gold deposits similar to Essakan. A $600,000 exploration program using techniques perfected on the Essakan project is currently underway and the Company's objective is to test initial drill targets in the second half of 2005.

2004 Orezone Resources Inc. Annual Report 05

Building Resources at Bondi and Sega

West Africa is an attractive area for gold exploration because of its geological potential, relatively unexplored nature and the near surface, oxidized nature of many deposits which contributes to lower exploration and development costs.

While all companies are looking for "elephants", a good first step for junior companies is to identify a million ounce resource which generally translates into a reserve of 500,000 to 700,000 ounces. A project of this nature can generally be brought on stream at an annual production rate of approximately 100,000 ounces in 18 months with a capital cost of US $35-45 million. This is a very manageable project for a junior company to finance without experiencing massive dilution. This is the strategy that Orezone is following with respect to its Bondi and Sega Projects. However, many such projects in West Africa are made up of a number of smaller deposits that can be thought of as "beads on a string" and it can take time and perseverance to locate and define enough of them to build one million ounces of resources and advance to the feasibility stage.

Orezone initially encountered some very encouraging widths and grades on its Bondi property and was optimistic that the project would quickly build to the million ounce threshold. However, initial results from Zone 2 simply translated into the first "bead on the string" which has an NI 43-101 compliant resource of close to 200,000 ounces. Another smaller deposit has been outlined to the south but no resource calculation has yet been done. Zone 2 still has potential at depth that will be explored and the Company will continue to probe this highly prospective volcano-sedimentary package along strike. Orezone controls the entire volcanic belt which is approximately 1,400 km^2 in size and 75 km in length and the Company plans to spend approximately $2.0 million this year drilling a number of targets along the favourable horizon at Bondi, Intiedougou and Sebedougou, as well as nearby Gueguere. The amount of drilling that Orezone will be able to complete is still subject to the availability of drill rigs which are currently focused on Essakan.

Orezone's goal is also to build the Sega project to the million ounce level. This property had a 300,000 ounce inferred resource in the Gambo Zone when it was acquired by the Company in 2001. While subsequent drilling has indicated that it is likely only half this size, two further zones have been discovered and much of the eight kilometre corridor remains to be explored. The Bakou and RZ zones are less than two kilometres away from Gambo and some very encouraging drilling results have been returned from RZ in particular. Recent drill results have included 5.82 g/t over 20 meters, 4.25 g/t over 12 meters and 3.3 g/t over 17 meters. The exploration budget for Sega over the balance of this year is approximately $2 million which will be directed at infilling and expanding the RZ prospect and attempting to extend the zones along strike.

Orezone's objective is to build sufficient resources to create stand alone mining operations at the 100 per cent owned Bondi and Sega projects.

06

2004 Orezone Resources Inc. Annual Report

Strong Financial Position

In 2004 Orezone substantially increased the pace of its exploration activities as expenditures rose to $8.7 million compared to $3.1 million in 2003. The Company's joint venture partner on the Essakan project financed $2.9 million of 2004 expenditures and a further $4.0 million was raised through the exercise of warrants and options. Largely as a result of these two factors, the Company's cash position as at December 31, 2004 was still $8.1 million compared to $10.6 million at the end of the previous year. A note payable in the amount of $1,003,228 relating to the acquisition of the Essakan property was settled during the year through the issuance of shares. As a result, the Company ended the year with a strong cash position and no debt.

Orezone's exploration expenditures are forecast to be in the order of $9 million during 2005 of which approximately 40 per cent will be financed by Gold Fields. The Company expects to receive $5.2 million on the exercise of 5.5 million warrants, at a price of CDN $1.20 per share, before the end of April, 2005. The Company therefore anticipates that its cash balance at year end will be similar to current levels. The Company's strong share price performance in 2004 was in part due to the fact that no financings were completed during the year. Equity financings can have the effect of putting stock in the hands of investors who are not long term supporters and can reduce the number of potential investors available to buy on the open market. While Orezone has no short term capital requirements, the Company anticipates that it will require additional capital in 2006 to finance its share of construction costs (40 per cent) at Essakan or to bring one of its other projects into production. Management will continue to monitor market conditions and seek to complete such financings on the most attractive terms and in the most non-dilutive manner possible.

On March 18, 2004 Orezone common shares began trading on the American Stock Exchange under the symbol "OZN". Trading volumes steadily increased over the course of the year and the AMEX now accounts for about 40 per cent of total trading volume. In December, Orezone's common shares were added to the new Amex Gold Miners Index which is a broad based barometer of the precious metals industry that is made up of approximately 40 companies which meet market capitalization and trading volume requirements.

I am also pleased to announce that Actis Capital LLP has become a significant shareholder, and strategic partner, of the Company. Actis manages a $2.7 billion fund and has been investing in emerging markets for over 55 years though its association with CDC, a UK government company that invests in the private sector in developing countries. Actis takes significant equity positions and/or provides mezzanine financing for businesses with talented management teams and strong market positions. Their support, which is the first for Burkina Faso, is a testament to our achievements and the future growth that they perceive in our Company.

OREZONE
OZN
OZN

Orezone is now listed on both the Toronto and American Stock Exchanges and is part of the Amex Gold Miners Index.

Mining for Water

In 2004 Orezone launched The Mining for Water challenge in conjunction with Ryan's Well Foundation, a not-for-profit organization led by 13-year old Ryan Hreljac, from Kemptville, Ontario, Canada. Ryan first participated in a water well project at the age of six to provide fresh water to a village in Africa. He subsequently has raised more than $900,000, traveled around the world to educate people on water-related issues and as a result, has improved the quality of life for thousands of citizens in developing countries.

Mining for Water is essentially a challenge for the global mining community to make a contribution to this effort by raising money and drilling water wells in developing countries. One of the objectives of Mining for Water is also to publicize the substantial contributions that are already being made by the industry. I am pleased to report that Mining for Water identified and publicized a number of initiatives by mining companies to provide water to local communities and that the total capital expenditures involved in these projects substantially exceeded the goals set for Mining for Water. It is our hope that publicizing the efforts of these mining companies will encourage others to come forward with both projects and donations.

2004 Orezone Resources Inc. Annual Report 07

2005 Outlook

Increasing gold prices have largely been a US dollar denominated phenomenon as the performance of the gold price in other currencies has not been nearly as stellar. At the same time, gold is still not on the radar screens of most general funds and retail investors. A true bull market in gold, in which the price appreciates dramatically in all currencies, is still eagerly anticipated by the industry.

Financial fundamentals such as low or negative real interest rates and a weakening US dollar continue to provide a positive environment for gold but further strengthening of the basic supply demand equation is still required to take the market to the next level. There is cause for optimism on this front as mine supply will continue to decline due to a lack of exploration and the long term effects of "high grading" mines to offset the effects of low gold prices. Much of the world's production with non US based costs is still marginal in the present environment. At the same time, low interest rates have discouraged supply coming onto the market through hedging and speculation. So far, the missing piece in the puzzle has been an increase in investment demand. This has been stimulated to some degree by Exchange Traded Funds and low real interest rates but still requires decreasing confidence in paper money and the increased participation by the emerging middle classes in India and China.

Orezone's corporate strategy is based on positioning the Company as an emerging middle tier gold producer that has a high degree of leverage to higher gold prices and increased investor demand for gold equities. Development of the Essakan Main Zone and satellite deposits is the cornerstone of this strategy and will be augmented by bringing 100 per cent owned properties, such as Bondi and Sega, on stream. At the same time, grass roots exploration which has always been the foundation of the Company, will continue to be a source of new discoveries and potentially new development projects.

After many years of persistence and perseverance under very difficult conditions, Orezone is now on a three year run during which the achievements of each year have surpassed those of the previous. I fully expect that this trend will continue in 2005 as we are only scratching the surface with respect to realizing the potential of our properties.

Orezone's performance is a tribute to a group of hard working, dedicated employees, a knowledgeable Board of Directors, and a loyal and supportive shareholder base. I would like to personally thank all for their contribution to the success of the Company and look forward to more of the same in 2005 and beyond.

Ron Little
President & CEO
March 28, 2005

08 2004 Orezone Resources Inc. Annual Report

Burkina Faso

Burkina Faso is a relatively small, landlocked West African country that is about the size of Colorado. It was formerly part of French West Africa and known as Upper Volta until it became an independent republic in 1960. Burkina Faso is a relatively attractive area of Africa to work because it has a democratically elected government and there is no civil or ethnic unrest.

Burkina Faso is located in the Sahel region which is the transition zone between the Sahara desert to the north and the savannah grasslands to the south. Its climate consists of warm dry winters and a relatively short, hot and intense rainy season from July to September. Generally the land is flat, arid and accessible which are exactly the right conditions for low cost gold operations. In addition, the upper 40 to 60 meters of bedrock is generally oxidized which creates a softer material that reduces exploration, mining and processing costs.

Burkina Faso has a population of approximately 12 million people and over 90 per cent speak tribal languages belonging to the Sudanic family. French is still the official language of government and business which provides Canadian companies with an advantage over competitors from countries that are not French speaking. While Burkina Faso is a relatively poor county, most of the population have the basic necessities of life and they maintain a relatively positive attitude and outlook. They survive on subsistence farming, largely growing cotton, millet and raising livestock, and augment their incomes through small scale gold mining activities.

Artisanal gold mining has been practiced in the region for centuries going back to the time when this part of Africa was known as the Gold Coast. Gold is now Burkina Faso's second largest export commodity despite the fact that no commercial scale operations exist. However, numerous gold discoveries have been made and large mines built in neighbouring Ghana and Mali which have become the second and third largest gold producing countries in Africa. As a result, West Africa has also become one of the fastest growing gold producing regions in the world.

Recent studies by the BRGM, a French government agency that conducts geological surveys in developing countries, determined that Burkina Faso has the same geology and same type and age of rocks as Ghana and Mali. However, it is relatively unexplored and there is no reason to expect that it will not experience discoveries of a similar magnitude. The government of Burkina Faso is very cognizant of the economic benefits that mining has brought to neighbouring countries and recently updated and modernized its mining code to attract investment by providing a competitive fiscal regime. The government is entitled to a three per cent royalty and a 10 per cent carried interest in gold mining operations.

MALI
NIGER
NIGER
BURKINA FASO
Ouagadougou
BENIN
GHANA
TOGO
CÔTE D'IVOIRE

Burkina Faso is a politically stable democracy that is located in West Africa, one of the world's fastest growing gold producing regions.

2004 Orezone Resources Inc. Annual Report

09

The Essakan Project

The Essakan Property, in the northeast part of Burkina Faso and on the border with Niger, hosts the largest gold deposit in Burkina Faso. Traditionally, the Essakan Main Zone ("EMZ") has been thought of as a large, well defined and lowish grade deposit. However, this characterization is no longer appropriate based on the outstanding exploration results that were achieved in 2004. Resources were not only increased in excess of 40 per cent, but drilling proved that the high grade core in the deposit extended down the eastern limb of the anticline, that new mineralized zones exist in the footwall, and that the deposit is still not adequately closed off at depth, along strike and to the west. On this basis, substantial potential still exists to expand the size of the resources in the EMZ.

Orezone's joint venture partner, Gold Fields Limited, is now totally focussed on the EMZ and defining an economic operation in the short term. Orezone continues to act as the exploration operator of the project with Gold Fields managing the feasibility study. The exploration budget has been substantially increased with the objective of completing a new resource calculation by August, 2005, commencing a full feasibility study by September and making a production decision by June, 2006. Essakan has become Gold Fields number one exploration and development project worldwide. Orezone believes that this sedimentary basin could become the location of a whole new gold producing camp based on exploration results from the EMZ and other targets on the entire property, as well as the potential of the Company's 100 per cent owned adjacent property in Niger. Orezone controls the entire 4,000 km² basin.

Resources Increase Over 40 Per Cent

Previous owners drilled the EMZ along a northwest trending corridor of alteration and artisanal workings. Many of these holes were also drilled in a northeast direction which is perpendicular to some of the main vein sets in the deposit but is also down dip in the main arenite unit which hosts the mineralization. Due to the less than optimal drill direction and a lack of interest in the project arising from to low gold prices, many opportunities to expand resources were not recognized.

Geochemical and geophysical surveys carried out by Orezone, together with remodelling of historical drill data, identified the possibility that the EMZ's high grade core plunges at a shallow angle down the eastern limb of the anticline. This theory was tested by an initial drill program early in 2004 and the results were very successful in confirming the model. The eastern limb appears to be consistently mineralized in the areas tested to date and a number of very impressive intersections were encountered. Hole ERC699 intersected 23.1 g/t of gold over 36 meters. Hole ERC696 was well mineralized for over 80 meters and contained intersections grading 11.7 g/t over 18 meters, 3.6 g/t over 18 meters and 3.9 g/t over 10 meters. Hole ERC708 graded 7.4 g/t over 11 meters.

Drilling not only confirmed a NNE plunging high-grade core to the EMZ but demonstrated that the higher grade zones exhibited reasonable continuity in long section and could be correlated from cross section to cross section. This improved understanding of the orientation and geometry of the higher grade zones lead to geological re-modeling and a subsequent revision of the resource estimate for the EMZ. This was the first independent calculation produced by the joint venture partners and was prepared by SRK Consulting from the United Kingdom. Indicated resources increased over 40 per cent to 2.35 million ounces and inferred resources amounted to an additional 300,000 ounces, both based on a 0.50 g/t cutoff grade. This analysis also highlighted the potential for significantly expanding resources down dip and along strike on the eastern limb of the EMZ.

Essakan Main Zone,
43-101 Resource Calculation, August 3, 2004.

	Indicated Resources			Inferred Resources		
Cutoff (g/t)	MT	g/t	Moz	MT	g/t	Moz
0.50	49.0	1.49	2.35	5.7	1.7	0.3
1.00	30.5	1.95	1.91	4.4	2.0	0.3
1.50	18.1	2.43	1.42	2.7	2.5	0.2
2.00	9.9	3.01	0.96	2.0	2.7	0.2

The success of the drilling campaign on the eastern limb lead to a large increase in the exploration budget for the Essakan project. In August, the joint venture partners agreed to spend $5.2 million to increase the percentage of resources in the measured and indicated categories and to expand the total resources in the deposit. This program will include drilling a 500 meter by 150 meter section of the EMZ on 25 meter centres, and drilling the eastern limb on 100 by

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2004 Orezone Resources Inc. Annual Report

25 meter centres over the whole two kilometre strike length of the deposit and within an area that is from 100 to 250 meters in width.

Subsequent drilling has continued to confirm the existence of plunging ore shoots along the eastern limb of the EMZ with more recent intersections including 14.7 g/t over 14 meters in hole ERC 759D, 2.5 g/t over 50 meters including 6.2 g/t over 16 meters in hole ERC728D, and 2.9 g/t over 30.5 meters in hole ERC760D. The deepest holes drilled on the eastern limb have reached a vertical depth of 200 to 220 meters.

ESSAKANE

Geophysical surveys over the EMZ (represented by the cluster of drill holes) have identified a number of other structures that have not yet been fully tested.

Regional Exploration Targets

At one time there were over 25,000 artisanal miners working on the EMZ. The number of miners and the widespread nature of their activities is still one of the most striking features of this sedimentary basin. It is also evidence that this was the location of a very large and widespread mineralizing event. This has been confirmed by systematic soil sampling which has identified a number of large, gold in soil anomalies around the EMZ. Some of them exceed 10 kilometres in length. Orezone is only at the early stages of exploring these regional targets but to date has received very encouraging results.

The most advanced regional prospect is Falagountou, located only six kilometres east of the EMZ, where artisanal miners are extensively mining a mafic intrusive that is highly altered and contains intense quartz veining with visible gold. Initial test holes and follow up drilling have been successful in defining a zone of mineralization which currently measures approximately 250 meters by 500 meters and ranges from five to 35 meters in thickness. It forms a domal structure and remains open to the east, west and south. Drill results have included 8.1 g/t over 18 meters in hole FRC788, 3.2 g/t over 24 meters in hole FRC790 and 3.3 g/t over 25 meters in hole FRC902. Falagountou is far from fully defined and could represent a significant source of incremental mill feed that would enhance the economics of developing the EMZ. Two parallel zones with similar geophysical signatures have also yet to be tested.

The Gossey prospect is located 10 kilometres northwest of the EMZ and within the northern portion of a 10 kilometre long gold in soil anomaly that is closely associated with the Markoye Fault, a major structural break that runs the entire length of the western portion of the Essakan property. Results from the Gossey drill program include 2.3 g/t over 26 meters in hole GRC505, 1.4 g/t over 20 meters in hole GRC600 and 1.3 g/t over 23 meters in hole GRC621. Only 1,500 meters of the potential 10,000 meter zone have been drilled to date.

The Soka Prospect, 12 kilometres south of the EMZ, consists of several sub parallel zones of gold and sulphide mineralization that are associated with an extensive regional contact between sedimentary and volcanic units. Drilling results included 2.3 g/t over 21 meters from hole SRC673 and 6.1 g/t over 9 meters from hole SRC 574. Only 500 meters of strike length has been investigated to date and follow up work will concentrate on extending the zone further to the west.

The Gossey and Soka prospects are currently interpreted as wide, lower grade zones of mineralization that could potentially be sources of heap leach material for a central Essakan processing facility.

Soil geochemistry has also indicated that many of the large anomalies on the Essakan property extend right up to the border with Niger. Widespread artisanal workings in Niger further confirm that gold mineralization is also pervasive in the eastern half of the basin. Orezone has converted its prospecting licenses in Niger into a 2,000 km^2 exploration permit that also establishes the fiscal terms for any new mine development. The Kossa permit is 100 per cent owned and not subject to the Gold Fields joint venture. Orezone now controls a sedimentary basin that is over 4,000 km^2 in size and has the potential for other large sediment hosted gold deposits similar to Essakan. A US $600,000 exploration program is planned to evaluate the permit with surface geochemistry and shallow subsurface sampling, including rotary air blast ("RAB") drilling. The program will employ the same gold exploration techniques that Orezone has refined and perfected during its eight years of operation in Burkina Faso and which lead to discoveries at Bondi, Sega and on the Essakan property itself. It is expected that this exploration program will develop drill targets that will be tested in the second half of the year.

2004 Orezone Resources Inc. Annual Report

11

Location, History & Geology (Essakan)

The Essakan gold project consists of six permits that are located in the northeast part of Burkina Faso, 330 kilometres from the capital city of Ouagadougou. The properties cover an area of approximately 1,433 km^2 and are 100 per cent owned by Orezone subject to a joint venture agreement whereby Gold Fields can earn a 50 per cent interest by spending US $8 million on exploration over a five year period commencing in 2002. Gold Fields can increase its interest to 60 per cent by completing a bankable feasibility study and at Orezone's option, Gold Fields can go to 70 per cent by funding 100 per cent of mine development costs. Access from the capital is by paved road followed by a well-maintained laterite road to the permits and then via local tracks and paths. There is very little infrastructure in the area and a potential mining operation would need to generate its own power, build a camp to house employees and establish a sufficient source of water.

Essakan is located within a 4,000 km^2 sedimentary basin which has been cut on the west by the Markoye fault, one of two large, north trending breaks which transect Burkina Faso and which has also been intruded by a number of intermediate dykes, sills and plugs. The EMZ is a large sediment hosted deposit consisting of at least three generations of quartz veining and stockwork that is largely contained within a sericitized muscovite and carbonate altered arenite. The arenite unit is bounded by thinly bedded turbidite sequences comprised of shales, siltstones and argillites and outcrops on a small ridge formed by the crest of a thrust faulted, northwest trending anticline that plunges at a very shallow angle to the east. The arenitic unit is 20 to 40 metres thick and the quartz vein stockwork appears to be controlled by the intersection of the anticlinal crest with the thrusts. Selective sampling of veins at surface indicates that all veining is potentially gold bearing. Gold occurs as free grains in quartz veins (often associated with carbonate and muscovite) and in association with arsenopyrite and pyrite. Wall rock adjacent to the veins is also mineralised.

The EMZ is situated in the central part of the block of six permits where gold-bearing quartz veins have been mined by artisans since 1984. At one time, there were over 25,000 artisanal miners on the site. State records indicate that in the late 1980s and early 1990s the artisans produced approximately 500 kilograms of gold per year. The workings were managed by Compagnie d'Exploitation des Mines D'Or du Burkina (CEMOB). CEMOB also operated a small heap leach plant using artisanal tailings as feed, which produced up to 400 kilograms of gold per year. BHP Minerals entered into an agreement with CEMOB to undertake exploration within the permit in 1995 and conducted a program consisting of 1,445 meters of trenching, 5,732 meters of RC drilling in 117 holes and 1,510 meters of diamond drilling in 9 holes. Coronation International Mining Corporation ("CIMC") acquired the Essakan permits in May, 2000 and entered into an agreement with Ranger Minerals Ltd. of Australia ("Ranger") from September, 2000 to July, 2001. Ranger drilled the EMZ on a 50 metre grid over its two kilometre strike length. This involved 541 meters of RAB drilling in 21 holes, 19,777 meters of RC drilling in 239 holes and 2,131 meters of diamond drilling in 15 holes. Orezone acquired title to the property through a merger with CIMC in July, 2002 and subsequently entered into the joint venture agreement with Gold Fields Limited.

Termite mounds are routinely sampled for gold in regional geochemical soil surveys because they contain in-situ material that has been brought to surface rather than material that may have been transported by wind or water from another location.

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2004 Orezone Resources Inc. Annual Report

Seguenega ("Sega")

Orezone's goal of becoming a mid tier gold producing company is predicated on bringing the Essakan property into production and establishing a second, smaller but 100 per cent owned gold producing operation in Burkina Faso. The Sega project has the potential to be that second operation. For West Africa, it has good infrastructure with road access and water.

Orezone's objective is to build Sega to the one million ounce level in terms of open-pittable resources by combining three zones which have been identified to date, the Gambo, Bakou and RZ, and continuing to investigate the rest of an eight kilometre corridor which contains extensive artisanal workings and gold in soil anomalies. The three main zones lie within a relatively small 2.5 km^2 area and are located on the flanks of a large intrusive complex.

The original Gambo zone had an inferred resource of 3.3 million tonnes grading 2.82 g/t (300,000 ounces) when the property was acquired by Orezone in 2001. While subsequent drilling by Orezone has indicated that the Gambo zone itself is likely only about half that size, drilling also lead to the discovery of two additional zones of mineralization, the Bakou and the RZ. Follow-up drilling on the RZ discovery in particular has been very encouraging. Initial drilling early in the year returned intersections which included 19.3 g/t over 13 meters in hole RZC041, 12.1 g/t over 10 meters in hole RZC045 and 11.1 g/t over 9 meters in hole RZC042. It appears that the RZ zone consists of an east-west vertical vein with a number of parallel veins that dip at shallower angles to the south. Recent drilling has also returned some more very encouraging intersections from the Bakou zone including 2.7 g/t over 45 meters in hole BKC080, and 3.3 g/t over 17 meters in hole BKC076. This drilling also identified a new zone at Tiba, six kilometres to the northeast. Initial intersections at Tiba included 3.7 g/t over 8 meters in hole TBC170 and 4.5 g/t over 16 meters in hole TBC171.

A $2.0 million drilling program is currently underway to provide sufficient data for an initial resource calculation at Bakou, to upgrade the Gambo resource into the indicated category, and to continue to follow up the very promising discoveries at RZ and Tiba. Sega consists of a very large system with multiple zones of mineralization. All zones still require infill drilling and delineation drilling and are not yet closed off. The RZ zone is the key to the economics of Sega as grades are higher than the other two zones, the widths are quite substantial, and the structure is open to the east and at depth.

Location, History and Geology

Orezone's Seguenega property is located in the northwest part of Burkina Faso, approximately 200 kilometres north of Ouagadougou. The northern part of the property can be accessed by traveling 250 kilometres north on a two lane paved national highway and then 100 kilometres east on a two lane gravel road. There is a year round water supply but only limited hydro-electric power available locally. Unlike the sedimentary hosted Essakan deposit, Sega is similar to the classic shear hosted, quartz sericite schist gold deposits of the Canadian Shield. There are many gold occurrences on the property which are being worked by small-scale local artisanal miners. Orezone acquired the Sega Property in 2001 and the vendor retains a three per cent NSR which can be reduced to one per cent through the payment of $2 million.

The Gambo, Bakou and RZ zones on the Sega property are all located on the flanks of an intrusive and within a relatively small 2.5 km^2 area.

2004 Orezone Resources Inc. Annual Report

13

Hounde Belt Properties ("Bondi")

The Bondi Project in the Hounde belt in southwest Burkina Faso is Orezone's second project where there is the potential to build a resource of one million ounces which the Company believes is necessary to support a stand alone mining operation. Zone 2 on the Bondigui permit was a grassroots exploration discovery made by Orezone in 2003 based on extensive regional soil geochemical surveys that were carried out by the Company. The Zone 2 mineralized structure has been traced for over 2.5 kilometres and initial results were very encouraging which created optimism that the million ounce threshold would be quickly reached. However, most of the resource identified to date is contained within a 400 meter strike length of Zone 2 to a depth of 150 meters where the mineralized breccia is up to 40 meters thick.

Indicated resources in Zone 2 now amount to 1,761,822 tonnes grading 2.88 g/t (162,964 contained ounces of gold) and inferred resources amount to an additional 446,378 tonnes grading 2.41 g/t (34,591 contained ounces) using a 0.5 g/t cutoff grade. This NI 43-101 compliant resource estimate was prepared by Met-Chem Canada Inc. Drilling has intersected Zone 2 at depths down to 225 meters below surface. Hole BDD024 graded 4.1 g/t over 19.1 meters and Hole BRC230D graded 4.5 g/t over 19.5 meters and confirm that gold mineralization continues at depth. Other zones of mineralization have been identified along strike to the south but no NI 43-101 compliant resource estimates have been calculated.

The mineralized structures in the Hounde Belt clearly pinch and swell and Orezone's challenge is to find additional lenses that will build the global resource to the order of one million ounces. This is a relatively common issue in West Africa as many deposits actually consist of a number of smaller lenses that in aggregate have sufficient resources to attain the threshold for development. The Golden Hill (Intiedougou) property which joins the Bondi permit to the north, represented Orezone's first entry into Burkina Faso, and already has a small inferred resource of 155,000 ounces grading 1.4 g/t with further discovery potential. Orezone controls over 45 kilometres of the mineralized trend over four contiguous permits. More regional exploration work will be completed in 2005.

Orezone's 2005 exploration budget for Bondi and the rest of the Hounde belt is approximately $2.0 million. The exploration program will include drilling along strike and at depth on Zone 2, drilling new targets on the Bondi, Intiedougou ,Sebedougou and Poyo permits and developing new grassroots targets throughout the region.

Location, History and Geology

Orezone's land package in southwest Burkina Faso is approximately 1,400 km² in size and covers most of the Hounde greenstone belt. These properties are located approximately 250 kilometres southwest of the capital of Ouagadougou, 65 kilometres east of the second largest city, Bobo-Dioulasso, and are accessible by paved and laterite roads on a year round basis.

The Hounde belt is one of only two locations in Burkina Faso known to have Tarkwaian sediments, a well known trap rock for mineralization in West Africa. The volcano-sedimentary units that make up the belt wrap around the nose of a large intrusive to the west, which could be a source of mineralized fluids, and straddle one of two main structural breaks in Burkina Faso which would act as the conduit for the fluids. The combination of a potential fluid source, a conduit and a trap makes this area highly prospective for economic concentrations of gold mineralization. Orezone acquired these permits because of their attractive geology and now controls over 75 kilometres of strike length of this favourable stratigraphy and at least 45 kilometres are known to be mineralized. Orezone's land holdings stretch from the Poyo permit in the south, through the Bondi, Intiedougou and Sebedougou permits to the north.

The narrow belt of Tarkwaian micro conglomerates that run the length of the Hounde belt separate the basic extrusive rocks of the Eastern Volcanic Domain from the more felsic and pyroclastc rocks of the Western Volcanic Domain. The mature Tarkwaian clastic rocks are made up of thickly bedded arkosic to quartzitic gritstones and pebbly conglomerates and could represent a major Temiskaming-type strike-slip, pull-apart basin. As such, the the Bondi property has many common features with the classic gold producing areas of the Timmins and Kirkland Lake camps in Canada.

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2004 Orezone Resources Inc. Annual Report

Other Properties

Orezone's mineral concessions in Burkina Faso cover a total of 3,790 km² in 10 different project areas. Orezone also has a 2,000 km² exploration permit in Niger and a 147 km² permit in Mali. These projects range from grass roots prospects to properties that host significant inferred resources. Orezone's focus is to continue generating and drilling new grassroots targets that have the potential to yield significant discoveries while at the same time expanding existing discoveries and upgrading their inferred resources into the measured and indicated categories. Due to the heavy emphasis that is being placed on advancing the Essakan project through the feasibility stage (to the fourth quarter of 2005), and a general shortage of drill rigs in West Africa, these projects will only be moved forward as time and resources permit.

Bombore

Bombore is a 250 km² project located 80 kilometres by paved highway east of Ouagadougou. Orezone must spend $2 million to earn a 50 per cent interest by January 2007 and can earn an additional 20 per cent by completing a bankable feasibility study. Orezone can reduce the remaining party's interest to a one per cent royalty by making a payment of $1 million. Previous owners spent $2.5 million on exploration and calculated a measured and indicated resource of 471,000 ounces of gold, and an inferred resource of 582,000 ounces of gold, grading 1.5 g/t in six zones. Orezone considers all resources to be inferred until further work can be completed. Most of this resource is oxidized with very little quartz veining present and is therefore amenable to low cost heap leaching.

Artisanal mining has been practiced throughout Burkina Faso for centuries. Gold is a major export commodity despite there being no commercial scale operations.

Kerboule

The Kerboule property is 404 km² in size and is located 250 kilometres north of Ouagadougou near the Mali border. Drilling has been carried out on three of seven old orpaillage sites and an inferred resource of 200,000 ounces of gold grading 1.3 g/t has been calculated within the Kerboule South Zone. While Orezone has no short term plans with respect to the Kerboule property, it has strategic value should a competitor decide to put the nearby Belahouro property into production.

Gueguere

Gueguere is a 100 per cent owned, 160 km² property located 240 kilometres west of Ouagadougou and 35 kilometres east of the Golden Hill Property. It is underlain by the Boromo greenstone belt of Birimian age and is along strike with the past producing Poura gold mine. A new gold in soil anomaly, which has a co-incident IP response, has been outlined and will be drilled this year.

Mali

Orezone now owns the 147 km² Boukou exploration permit in Mali and has recently acquired a new research permit at Farabanourou. These permits represent opportunities to acquire some propsective properties and diversify into a neighbouring country that has an attractive fiscal regime, supportive government and recent history of significant discoveries. Orezone plans to drill on Boukou in 2005.

2004 Orezone Resources Inc. Annual Report

15

Board of Directors from left to right: David Netherway, Peter Allen and Mike Halvorson (standing), Ron Little and Bob Mason (seated).

Bob Mason, Director

Mr Mason is President of Mason Exploration Associates Ltd. He was Director of the Graduate Program in Mineral Exploration at Queen's University from 1982 to 1996 and at Rhodes University in South Africa from 1977 to 1981. Bob has over 40 years of experience in geology and mineral exploration in Africa and Canada and continues to act as a consultant to numerous international mining and exploration companies and government agencies.

Michael Halvorson, Director

Mr. Halvorson is President of Halcorp Capital Ltd., a private investment firm, and has a strong background in corporate finance and investor relations. He is a Director of a number of mineral exploration companies and is well known in the mining community especially with brokers, analysts and newsletter writers. He has been involved with financing and promoting junior companies for the last 20 years and provides Orezone with a wealth of contacts in the industry.

David Netherway, Director

Mr. Netherway is an Australian mining engineer with nearly 30 years of industry experience, 15 of which were spent in Africa, mainly Guinea and Ghana. David has been associated with Golden Shamrock, Ashanti, Nevsun, and Semafo and is currently the President and CEO of Afcan Mining Corp. He is a successful mine developer and operator and brings a wealth of expertise and contacts in West Africa to Orezone.

Peter Allen, Director

Mr. Allen is President of Mercator Investments Limited, a venture capital company with investments primarily in the resource and advanced technology fields. Mr. Allen was previously President and CEO of Lac Minerals. He transformed Lac from a small gold mining company into the third largest gold producer in North America and a major mining and trading company which included diversification into base metals. Mr. Allen also has significant experience in the financial and commodities industries.

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2004 Orezone Resources Inc. Annual Report

Ronald N. Little, President and CEO, Director

Mr. Little is a Professional Engineer and the founder of the Corporation. Mr. Little has twenty years of experience, at senior levels, in mineral exploration, mine development and mine operations. Most of his experience was gained with major Canadian mining companies and included some international operations. He has a very dynamic background in geology, mining engineering, and finance, previously acting as Exploration Manager, Chief Mine Geologist, Assistant Mine Superintendent and Assistant Mine Manager. Mr. Little has built Orezone from a company that was facing insolvency in 1995.

Jeff Ackert, Vice President Exploration

Mr. Ackert has been involved in exploration in Canada and overseas since 1978. He graduated from the University of Toronto in 1985 with a B. Sc. degree in geology. Jeff worked for Noranda, BHP and Barrick from the mid 1980's through to the mid 1990's before joining Orezone in 1996. He brings with him a wealth of hands on experience in gold exploration and production.

Douglas Perkins, Vice President and Chief Financial Officer

Mr. Perkins is a bilingual administrator and financial manager and has held senior financial roles in a number of public companies over the last 20 years. He has lived in both West Africa and Latin America for most of that time. Doug has participated in eight gold mine feasibility studies and the construction of six mines. He has worked as a consultant on a World Bank project to promote private investment in mining and economic growth with the Ministry of Mines of Burkina Faso.

Greg Bowes, Vice President, Corporate Development

Mr. Bowes has B. Sc. degree in geology from the University of Waterloo and an MBA from Queens University. He was previously Vice President of a large Canadian mining company and President of some of its small, public subsidiary companies. More recently, Greg has provided management and financial services to public companies on a consulting basis. Greg provides Orezone with a strong background in corporate finance, project evaluations, financial analysis, and investor relations.

Pascal Marquis, Managing Director, Orezone Inc. (wholly owned exploration subsidiary)

Mr. Marquis graduated in geology from the University of Montreal in 1965 and earned a PhD for his study of Agnico-Eagle's La Ronde Gold Mine in 1990. Pascal has more than 20 years of experience in mineral exploration with major and junior companies including extensive experience in Africa.

Advisory Committee

John Budden	Ottawa, Ontario
Karl J.C Harries, QC	Toronto, Ontario
Dr. Herb Helmstaedt	Kingston, Ontario
George McTaggart	Ottawa, Ontario
Don Worth	Toronto, Ontario

Audit and Compensation Committees

David Netherway, Chair
Mike Halvorson
Peter Allen

FORWARD-LOOKING STATEMENTS: This annual report contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, and uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by law. The reader is cautioned not to place undue reliance on forward-looking statements.

OREZONE
Explore. Discover. Produce.

Head Office
Orezone Resources Inc.
290 Picton Street, Suite 201
Ottawa, Ontario, K1Z 8P8
Canada

Telephone: (613) 241-3699
Toll free: (888) 673-0663
Fax: (613) 241-6005

info@orezone.com
www.orezone.com